13011221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia — 212-632-6524
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)* SEC 1410(6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, John J. Ceglia, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2012 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John J. Ceglia
Chief Financial Officer
Lazard Frères & Co. LLC

Subscribed and sworn
to before me this 28th
day of February, 2013

LORI A. DOWE
Notary Public, State of New York
No. 4868323
Qualified in New York County
Commission Expires Aug. 15, 2014

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2012 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2012, and the related notes (the "consolidated financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
(In Thousands)

ASSETS	
Cash and cash equivalents	$ 448,348
Receivables, net:	
Fees	233,274
Affiliates	50,983
Related parties	5,998
Other	24,502
Investments	213,112
Property, net	41,333
Goodwill	128,451
Deferred tax assets	9,737
Other assets	45,502
TOTAL ASSETS	$ 1,201,240
LIABILITIES	
Accrued compensation and benefits	$ 218,037
Payables to affiliates	97,249
Accounts payable and accrued expenses	57,961
Income taxes payable	18,053
Obligations under pension and other post-retirement benefit plans	15,713
Securities sold, not yet purchased	2,755
Capital lease obligations	1,434
Other liabilities	21,837
TOTAL LIABILITIES	433,039
COMMITMENTS AND CONTINGENCIES	
EQUITY	
Lazard Frères & Co. LLC member's equity	798,691
Accumulated other comprehensive loss, net of tax	(30,490)
TOTAL EQUITY	768,201
TOTAL LIABILITIES AND EQUITY	$ 1,201,240

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

The consolidated statement of financial condition of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC, ("Lazard Group"), includes the accounts of Lazard Frères & Co LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively "LAM"), Goldsmith, Agio, Helms & Lynner, LLC and its subsidiaries ("GAHL"), LF&Co., Ltd and its subsidiary ("LF Ltd") and LFNY Funding LLC ("LFNY Funding").

The Company's operating activities include:

- Financial Advisory, which offers corporate, partnership, institutional and individual clients a wide array of advisory services regarding mergers and acquisitions and other strategic matters, restructurings, capital structure, capital raising and various other financial matters; and
- Asset Management, which offers a broad range of global investment solutions and investment management services in equity and fixed income strategies and alternative investments to corporations, public funds, endowments and foundation, labor funds, financial intermediaries and private clients.

Lazard Ltd ("Lazard Ltd"), a Bermuda holding company, whose common stock is traded on the New York Stock Exchange, is the parent company and majority owner of Lazard Group. The remaining ownership interests of Lazard Group are owned by LAZ-MD Holdings LLC ("LAZ-MD"), a Delaware limited liability company whose equity interests are held by current and former managing directors of Lazard Group or its predecessor company, Lazard LLC.

Basis of Presentation - The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate (i) entities in which it has a controlling financial interest, (ii) variable interest entities ("VIEs") where the Company has a variable interest and is deemed to be the primary beneficiary and (iii) limited partnerships where the Company is the general partner, unless the presumption of control is overcome. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting and records its share of the net earnings or losses of the entity. Intercompany transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts in the consolidated statement of financial condition.

Foreign Currency Translation - The consolidated statement of financial condition is presented in U.S. dollars. The Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates

Use of Estimates - In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to: investments, derivatives and securities sold, not yet purchased and assumptions used to value pension and other post-retirement benefit plans;
- the adequacy of the allowance for doubtful accounts;
- the realization of deferred taxes and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill and other intangible assets;
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents - The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash and cash equivalents of $187,807, $80,683 and $34,458 that are invested in Dreyfus money market funds, HSBC money market funds, Wells Fargo money market funds, respectively, which are held in a brokerage accounts at Lazard Capital Markets LLC ("LCM"), a related party. The Company also has $31,201 invested in a JP Morgan money market fund.

Investments – Investments in debt and marketable equity securities held at the Company's non broker-dealer subsidiaries are considered "trading" securities and are accounted for at fair value, with any increase or decrease in fair value recorded in earnings.

Investments also include interests in alternative investment funds and private equity funds accounted for at fair value as well as an investment accounted for under the equity method of accounting.

Securities transactions are recorded on a trade date basis.

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide for estimated losses relating to fees and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and previous client payment history and specifically reserves against exposures where the Company determines the receivable may be impaired, which may include situations where a fee is in dispute or litigation has commenced.

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions, primarily those undertaken by our Private Fund Advisory Group ("PFAG") include specific contractual payment terms that may vary from one month to four years (as is the case for PFAG's interest-bearing financing receivables) following the invoice date or may be subject to court approval (as is the case with bankruptcy-related restructuring assignments). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court

(In Thousands)

approval date, respectively. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable.

Asset Management and distribution fee receivables are deemed past due and fully provided for when such receivables are outstanding 12 months after the invoice date. Notwithstanding the Company's policy for receivables past due, the Company specifically reserves against exposures relating to Financial Advisory and Asset Management fee receivables where we determine receivables are impaired.

Other Receivables, net - Other receivables primarily consists of $3,908 related to the settlement of mutual fund transactions with customers of the Company's asset management business and $15,304 of cash collateral on swap contracts. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net - Property is stated at cost or, in the case of property acquired under capital leases, the present value of the future minimum lease payments, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment including computer hardware and software is determined on a straight line basis using estimated useful lives, generally between 3 and 15 years.

Goodwill - Goodwill has an indefinite life. It is required to be tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. Commencing in 2011, as permitted under an amendment issued by the Financial Accounting Standards Board (the "FASB"), the Company elected to perform a qualitative evaluation about whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit.

The Company evaluates goodwill for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company has selected December 31 as the date to perform its annual impairment evaluation. Pursuant to the Company's goodwill impairment review for the year ended December 31, 2012, the Company determined that no impairment existed.

Intangible Assets - Intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This analysis is performed by comparing the carrying value of the intangible asset being reviewed for impairment to the current and expected future cash flows expected to be generated from such asset on an undiscounted basis, including eventual disposition. An impairment loss would be measured for the amount by which the carrying amount of the intangible asset exceeds its fair value. Intangible assets are included in "other assets" on the consolidated statement of financial condition.

Securities Sold, Not Yet Purchased - Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold for which payment has been received and there is an obligation to deliver such securities. These securities are accounted for at fair value.,

Derivative Instruments – A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future

commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to hedge exposures to fluctuations in currency exchange rates and equity and debt markets. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded on a trade date basis and accounted for at their fair value and are included in "receivables, other" and "other liabilities" on the consolidated statement of financial condition.

In addition to the derivative instruments discussed above, the Company recognized derivative liabilities relating to its obligations pertaining to LAM Fund Interests awards ("LAM Fund Interests") and other similar deferred compensation arrangements awarded in 2011. The fair value of these compensation arrangements are based on the value of the underlying investments as adjusted for estimated forfeitures, and is included in "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2012.

Noncontrolling Interests –Non controlling interests principally represents interests held in various LAM sponsored funds. At December 31, 2012, none of these interests were consolidated by the Company.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Assets and liabilities that approximate fair value include cash and cash equivalents, receivables, interest-bearing deposits and an insurance contract.

Costs-Saving and Restructuring Plans – The Company records charges associated with Lazard Group's approved restructuring or cost-saving plans to reorganize one or more of the Company's business segments. Such plans can include severance costs, infrastructure charges to vacate facilities and contract cancellation costs. Severance-related charges are generally accrued on the date that an employee is notified of their benefits and other costs are generally accrued as we cease to use facilities or cancel contracts.

Income Taxes - Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A deferred tax asset is recognized if it is more likely than not (defined or a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence, including, but not limited to, the following:

- nature, frequency, and magnitude of any recent losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near- and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized/paid, including the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements – During 2012, the Company adopted the amended fair value measurement guidance issued by the Financial Accounting Standards Board (the "FASB"), which the FASB stated was designed to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards ("IFRS"). Although many of the changes for U.S. GAAP purposes are clarifications of existing guidance or wording changes to align with IFRS, additional disclosures about fair value measurements are required, including (i) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (ii) the valuation processes used and the sensitivity of fair value measurements related to investments categorized within Level 3 of the hierarchy of fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any, and (iii) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial condition but for which the fair value is required to be disclosed. The amended fair value measurement guidance became effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The adoption of the amended fair value measurement guidance did not have a material impact on the Company's consolidated statement of financial condition, primarily because substantially all Level 3 assets are valued based on net asset value ("NAV") or its equivalent.

(In Thousands)

Offsetting of Assets and Liabilities – During December 2011, the FASB issued new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its derivative and other financial instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. The Company anticipates that the adoption of the new disclosure requirements will not have a material impact on the Company's consolidated statement of financial condition.

4. FEE RECEIVABLES, NET

Fee receivables, net consist of investment banking fees, PFAG fees, private placement fees and money management and investment advisory fees at December 31, 2012:

Financial advisory fees:	
Investment banking	$ 64,198
PFAG	26,030
Private Placement	120
Money management fees:	
Management and investment advisory services	156,184
Total fee receivables	246,532
Less: Allowance for doubtful accounts	(13,258)
Fee receivables, net	$ 233,274

At December 31, 2012, the Company had receivables deemed past due or uncollectible of $13,308.

During 2012, the Company sold $18,887 of PFAG receivables to an affiliate of the Company. There was no allowance for doubtful accounts required at December 31, 2012 related to PFAG receivables, as there were no past due or uncollectible amounts based upon the Company's historical loss experience and the credit quality of the counterparties.

(In Thousands)

5. INVESTMENTS

The Company's investments and securities sold, not yet purchased as of December 31, 2012, consist of the following:

Investments :	
Debt	$ 5,004
Equities	45,838
Funds	
Alternative investments [(a)]	57,879
Debt [(a)]	3,519
Equity [(a)]	98,377
Private equity	2,495
	162,270
Total Investments, at fair value	$ 213,112
Securities sold, not yet purchased	$ 2,755

[(a)] Interests in alternative investment funds, debt and equity funds include investments with fair values of $5,054, $2,216 and $21,145, respectively, at December 31, 2012, held in order to satisfy the Company's liabilities upon vesting of previously granted LAM Fund Interests and other similar deferred compensation arrangements. LAM Fund Interests represent grants by the Company to eligible employees of actual or notional interests in several LAM managed funds and are further explained in Note 13 of the Notes to Consolidated Statement of Financial Condition..

Debt securities primarily consist of seed investments invested in debt securities held within separately managed accounts related to our Asset Management business and U.S. government debt securities.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts related to our Asset Management business.

Interests in alternative investments funds primarily consist of interests in various LAM managed hedge funds or fund of funds.

Debt funds primarily consist of seed investments related to our Asset Management business that invest in debt securities and amounts related to LAM Fund Interests.

Equity funds primarily consist of seed investments related to our Asset management business that invested in equity securities and amounts related to LAM Fund Interests.

Private equity funds primarily consist of an interest in a limited partnership that invests in private equity securities.

(In Thousands)

Investments Withheld Under Bankruptcy Proceedings - The Company was a party to a Prime Brokerage Agreement with Lehman Brothers Inc. ("LBI") for certain accounts involving investment strategies managed by LAM. On September 9, 2008, the Company requested a transfer of such accounts, of which $11,368 was not received. On September 15, 2008, Lehman Brothers Holdings, Inc., the ultimate parent company in the Lehman group, filed for protection under Chapter 11 of the United States Bankruptcy Code and a number of Lehman group entities in the U.K. entered into administration proceedings under the Insolvency Act of 1986. In addition, the Securities Investor Protection Corporation commenced liquidation proceedings on September 19, 2008 pursuant to the Securities Investor Protection Act of 1970, as amended, with respect to LBI.

The administration and the evolving situation and proceedings expose the Company to possible loss due to counterparty credit and other risk. During 2008, the Company fully reserved the entire amount of such possible loss and, through December 31, 2012, $4,027 has been recovered by the Company. The Company is actively seeking recovery of all amounts.

6. FAIR VALUE MEASUREMENTS

The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, (ii) assets valued based on net asset value ("NAV") or its equivalent redeemable at the measurement date or within the near term without redemption restrictions, or (iii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis, as well as assets valued based on NAV or its equivalent, but not redeemable within the near term as a result of redemption restrictions.

The Company's investments in U.S. Government debt securities and corporate bonds are considered Level 1 assets when their respective fair values are based on unadjusted quoted prices in active markets and are considered Level 2 assets when their fair values are primarily based on prices as provided by external pricing services.

The fair value of equities is principally classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange

for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of interests in alternative investment funds is classified as either Level 2 or Level 3 depending on the time frame of any applicable redemption restriction, and is valued at NAV or its equivalent, which is primarily determined based on information provided by external fund administrators.

The fair value of investments in debt funds are considered Level 1 assets when the fair values are primarily based on the reported closing price for the fund or Level 2 assets when the fair values are primarily based on NAV or its equivalent, which is primarily determined based on information provided by external fund administrators and are redeemable within the near term.

The fair value of investments in equity funds is classified as Level 1 and 2 as follows: publicly traded asset management funds are classified as Level 1 and are valued based on the reported closing price for the fund; investments in asset management funds not publicly traded and redeemable in the near term are classified as Level 2 and are valued at NAV or its equivalent, which is primarily determined based on information provided by external fund administrators.

The fair value of investments in private equity funds is classified as Level 3, and is primarily based on NAV or its equivalent, which is primarily determined based on information provided by external fund administrators. Such investments are not redeemable within the near term.

The fair values of derivatives entered into by the Company are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the currency from the trade date to settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding and the fair value of derivative liabilities related to LAM Fund Interests and other similar deferred compensation arrangements is based on the value of the underlying investments adjusted for forfeitures.

Where information reported is based on data received from external fund administrators or pricing services, the Company reviews such information to ascertain at which level within the fair value hierarchy to classify the investment.

(In Thousands)

The following table presents the categorization of investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, within the fair value hierarchy:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments:				
Debt	$ 1,077	$ 3,927	$ -	$ 5,004
Equities	44,723	-	1,115	45,838
Funds:				
Alternative investments	-	57,869	10	57,879
Debt	3,515	4	-	3,519
Equity	89,469	8,908	-	98,377
Private equity	-	-	2,495	2,495
Derivatives	-	239	-	239
Total	$ 138,784	$ 70,947	$ 3,620	$ 213,351
Liabilities:				
Securities sold, not yet purchased	$ 2,755	$ -	$ -	$ 2,755
Derivatives	-	34,437	-	34,437
Total	$ 2,755	$ 34,437	$ -	$ 37,192

During 2012, the Company deconsolidated a fund managed by LAM, which resulted in $6,493 of fund investments that were previously recorded as Level 1 equities and $2,531 of liabilities, previously recorded as Level 1 securities sold, not yet purchased. At December 31, 2012, the fund investment of $18,423 is included in Level 2 alternative investments.

There was a transfer of $3,447 from Level 3 to the Level 2 category in the fair value measurement hierarchy during the year ended December 31, 2012, which resulted from the expiration of a redemption restriction on an interest in an alternative investment fund.

(In Thousands)

Fair Value of Certain Investments Based on NAV – The Company's Level 2 and Level 3 investments at December 31, 2012 include certain investments that are valued using NAV as a practical expedient in determining fair value. The Company has no unfunded commitments to these investments. Information with respect thereto was as follows:

			Estimated Liquidation Period of Investments Not Redeemable			Investments Redeemable	
	Fair Value	% of Fair Value Not redeemable	% Next 5 Years	% 5-10 Years	% Thereafter	Redemption Frequency	Redemption Notice Period
Investment							
Alternative investment funds	$ 57,879	N/A	N/A	N/A	N/A	(a)	30-120 days
Debt funds	4	N/A	N/A	N/A	N/A	(b)	30 days
Equity funds	8,908	-%	-%	-%	-%	(c)	30-120 days
Private equity funds	2,495	-%	100%	-%	-%	N/A	N/A
Total	$ 69,286						

Redemption frequency as follows:

(a) daily (10%), weekly (9%), monthly (39%) and quarterly (42%)

(b) daily (100%)

(c) daily (38%) and monthly (62%)

See Note 5 of Notes to consolidated statement of financial condition for discussion of significant investment strategies for investments with value based on NAV.

Financial Instruments Not Measured at Fair Value—The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2012 that are not measured at fair value in the Company's consolidated statement of financial condition, and excludes certain financial instruments such as equity method investments.

			Fair Value Measurements Using:		
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 448,348	$ 448,348	$ 448,348	$ -	$ -
Interest-bearing financing receivables	$ 26,030	$ 26,945	-	-	$ 26,945
Insurance contract (included within other assets)	$ 1,024	$ 1,024	-	$ 1,024	-
Interest-bearing deposits (included within other assets)	$ 578	$ 578	$ 578	-	-

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices or $1.00 per share, which generally is the NAV of the fund.

(In Thousands)

Fair values of interest-bearing financing receivables were generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of the insurance contract is stated at its cash surrender value, which approximates fair value because cash surrender value represents the value if it is currently redeemed.

The carrying value of interest bearing deposits is amortized cost, which approximates fair value due to their short-term nature.

7. DERIVATIVES

The table below represents the fair values of the Company's derivative instruments reported within "receivables, other" and "other liabilities" and the fair value of the Company's derivative liability relating to its obligation pertaining to LAM Fund Interests and other similar deferred compensation arrangements reported within "accrued compensation and benefits" on the accompanying consolidated statement of financial condition as of December 31, 2012:

	Notional Amount (US Dollars as of December 31, 2012)		
	Long	**Short**	**Fair Value**
Derivative Assets:			
Forward foreign currency exchange rate contracts	$ -	$ (5,480)	$ 199
Equity and fixed income swaps and other	$ 221	$ -	40
			$ 239
Derivative Liabilities:			
Equity and fixed income swaps	$ -	$ (107,818)	$ 4,342
LAM Fund Interests and other similar deferred compensation arrangements	$ 29,963	$ -	30,095
			$ 34,437

The Company did not designate any of its derivatives as hedging instruments.

(In Thousands)

8. PROPERTY, NET

At December 31, 2012, property, net consists of the following:

Leasehold improvements	$ 27,619
Furniture and equipment	72,951
Total	100,570
Less - Accumulated depreciation and amortization	(59,237)
Property, net	$ 41,333

Furniture and equipment at December 31, 2012 includes $10,094 of assets that were acquired under capital leases. Accumulated depreciation on these assets amounts to $8,955 at December 31, 2012.

9. GOODWILL

During 2011, LAM acquired substantially all of the assets associated with the investment advisory business of a California based asset management firm. The purchase was effected through an exchange of cash and contingent consideration. LAM is obligated to pay an earnout consideration in a one-time cash amount of (i) $3,000 if the annual revenue attributable to the business, in any of the calendar years ending December 31, 2011, 2012 or 2013 equals or exceeds $4 million, and/or (ii) $4,000 if the annual revenue attributable to the business in any of the calendar years ending December 31, 2012 or 2013 equals or exceeds $10,000. The Company is obligated to make only one payment, if earned, for each of the earnout considerations. In order for the business to receive both earnout payments, the business must equal or exceed the first and second earnout revenue targets in separate calendar years. The total maximum earnout consideration payable by the Company cannot exceed $7,000. For the year ended December 31, 2012, no cash payments relating to the earnout considerations were required, which resulted in no additional goodwill being recorded.

10. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

In the ordinary course of business the Company transacts with, provides services to, or receives services from certain affiliates and subsidiaries of Lazard Group. These affiliates and subsidiaries along with Lazard Ltd are referred to herein as affiliates.

LFCM Holdings LLC ("LFCMH") owns businesses formerly owned by Lazard LLC. These businesses include LCM and Lazard Alternative Investments ("LAI"), a business that specializes in private equity fund management activities.

LAZ-MD and LFCMH are owned by current and former managing directors of Lazard Group. LAZ-MD and LFCMH and its subsidiaries LCM and LAI, are considered related parties to the Company.

A description of material transactions and balances with affiliates and related parties included in the consolidated statement of financial condition of the Company as of December 31, 2012 are set forth below.

(In Thousands)

Executive Management Service Charge - The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC, ("LSCC"), a wholly-owned subsidiary of Lazard Group, performs various services associated with the management, administration and operations of Lazard Group. LSCC allocates the costs charged by the Company along with other costs for management, administration and operations of Lazard Group to the Company and other subsidiaries and affiliates of Lazard Group. These costs are allocated based on revenues or headcount.

Administrative Services Agreement - Pursuant to an administrative services agreement, dated May 10, 2005, by and among LAZ-MD, LFCMH and Lazard Group (the "Administrative Services Agreement"), Lazard Group, through the Company and its subsidiaries, provides selected administrative and support services to LAZ-MD and LFCMH. These services include cash management and debt service administration, accounting and financing activities, tax, payroll, human resources administration, financial transaction support, information technology, public communications, data processing, procurement, real estate management, and other general administrative functions. The Company charges for the services it provides based on Lazard Group's cost allocation methodology, which primarily includes either square footage or headcount and estimated time spent by the Company's personnel.

The terms and services provided pursuant to the Administrative Services Agreement are subject to automatic annual renewal, unless either party gives 180 days' notice of termination. As of December 31, 2012, neither party has given the required notice of termination. LFCMH and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance provided in the Business Alliance Agreement expires or is terminated. The party receiving a service may also terminate a service earlier upon 180 days' notice as long as the receiving party pays the service provider an additional three months of service fees for the terminated service.

Receivables from Affiliates - Receivables from affiliates is comprised of the following items at December 31, 2012:

Receivable from parent in connection with incentive compensation plans	$ 19,170
Banking and PFAG fee sharing due from various affiliates	15,188
Executive management services agreement charges due from various affilates	9,474
Other	7,151
Total Receivable from Affiliates	$ 50,983

Receivables from Related Parties - Receivables from related parties of $5,998 as of December 31, 2012, is primarily comprised of receivables from LCM for referral fees of $4,268 for introducing underwriting and private placement transactions that generate underwriting and private placement fees for LCM.

(In Thousands)

Payables to Affiliates - Payables to affiliates is comprised of the following items at December 31, 2012:

Banking and PFAG fee sharing due to various affiliates	$	20,862
Compensation charges due to Lazard Group		33,132
Executive management services agreement charges to LSCC		14,093
Loan payable to Lazard Group		13,827
Rent allocation payable to Lazard Group		7,293
Deferred compensation charges due to various affiliates		6,770
Other		1,272
Total Payables to Affiliates	$	97,249

11. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space, office equipment and other computer hardware and software under non-cancelable operating lease agreements and office equipment and computer hardware and software under non-cancelable capital and operating lease agreements, which expire on various dates through 2023. Office space lease agreements, in addition to base rentals, are generally subject to escalation based on certain costs incurred by the landlord. The Company subleases office space to third parties under agreements, which expire on various dates through March, 2014.

Minimum rental commitments under these leases are as follows:

	Minimum Rental Commitments			
Year Ending December 31,	**Capital Leases**		**Operating Leases**	
2013	$	669	$	16,672
2014		616		11,142
2015		289		8,951
2016		25		8,594
2017		-		6,395
Thereafter		-		10,634
Total minimum lease payments		1,599		62,388
Less: Interest on capital lease commitments		165		
Present value of capital lease commitments	$	1,434		
Less-Sublease proceeds				57
Net lease payments			$	62,331

Other Commitments - At December 31, 2012, the Company had agreements with certain senior advisors, managing directors and employees that entitle them to future minimum payments. These future minimum payments amount to $3,951 and $11 for the years ended December 31, 2013 and 2014, respectively. Such agreements are cancelable under certain circumstances.

Legal – The Company is involved from time to time, in judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company believes; however, based on currently available information, that the results of such pending matters, in the aggregate, will not have a material effect on its business or financial condition.

12. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

13. INCENTIVE COMPENSATION

The Company participates in Lazard Ltd's share-based and fund-based incentive compensation plans.

Share-Based Incentive Compensation – Lazard Ltd.'s share-based incentive compensation awards that do not require future service are expensed immediately; however, awards that require future service are amortized over the applicable vesting period or requisite service period. Expense relating to share-based incentive compensation awards is generally based on the fair value of Lazard Ltd's Class A common stock on the date of grant.

Fund-Based Incentive Compensation – Commencing in 2012, Lazard Ltd. granted Lazard Fund Interests which provides to eligible employees interests in certain funds managed by LAM. Lazard Fund Interests generally require future service as a condition for vesting.

LAM Fund Interests and Other Similar Deferred Compensation Arrangements

In April 2011, the Company granted to certain eligible employees interests in certain LAM funds ("LAM Fund Interests"). In connection with the LAM Fund Interests and other similar deferred compensation arrangements, which require future service as a condition for vesting, the Company recorded a prepaid compensation asset and a corresponding compensation liability on the grant date based upon the fair value of the award. LAM Fund Interests and similar deferred compensation arrangements that do not require future service are expensed immediately. The related compensation liability is accounted for at fair value as a derivative liability, which contemplates the impact of estimated forfeitures, and is adjusted for changes in fair value primarily related to changes in value of the underlying investments. There were no LAM Fund Interests granted in 2012.

(In Thousands)

The following is a summary of activities relating to LAM Fund Interests and other similar deferred compensation arrangements during the year ended December 31, 2012:

	Prepaid Compensation	Compensation Liability
Balance, January 1, 2012	$ 17,172	$ 29,161
Granted	3,445	3,445
Settled	-	(5,813)
Forfeited	(466)	(466)
Amortization	(13,032)	-
Increase in fair value related to:		
Changes in fair value of underlying investments	-	3,756
Adjustments for estimated forfeitures	-	-
Other	124	12
Balance, December 31, 2012	$ 7,243	$ 30,095

The amortization of the prepaid compensation will generally be recognized over a weighted average period of approximately 0.8 years subsequent to December 31, 2012.

14. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other post-retirement benefits to certain of its employees through defined benefit pension plans (the "pension plans") and, in the U.S., a partially funded contributory postretirement plan covering qualifying U.S. employees (the "medical plan" and together with the pension plans, the "post-retirement plans"). The Company also offers defined contribution plans. Prior to being frozen, the post-retirement plans generally provided benefits to participants based on average levels of compensation.

Employer Contributions to Pension Plans—The Company's funding policy for its U.S. pension plans is to fund when required or when applicable upon an agreement with the plans' Trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans. The Company made a contribution to the U.S. pension plans during the year ended December 31, 2012 of approximately $1,095. The Company does not expect to make a contribution to the U.S. pension plans during the year ending December 31, 2013.

On April 30, 2012, the Company and the Trustees of the U.K. pension plans concluded the December 31, 2010 triennial valuation of the plan. In connection with such valuation and a previously negotiated agreement with the Trustees, the Company and the Trustees agreed upon pension funding terms (the "agreement") (which superseded the terms of an agreement reached in June 2009 with respect to the previous triennial valuation as of December 31, 2007) whereby the Company will make contributions of $216 British pounds during each year from 2012 through 2020 inclusive. The terms of the agreement are subject to adjustment based on the results of subsequent triennial valuations.

(In Thousands)

During the year ended December 31, 2012, the Company contributed 330 thousand British pounds ($523 at December 31, 2012 exchange rates) to the U.K. plan.

Consistent with the plans' investment strategies; at December 31, 2012, the Company's U.S. pension plan had 51% of the plans' assets invested in Level 1 equity funds, and 49% invested in Level 1 debt funds. The Company's non-U.S. pension plan at December 31, 2012 had 30% of the plan's assets invested in equities and equity funds that are primarily Level 1 assets, 61% of the plan's assets invested in debt and debt funds that are primarily Level 2 assets, and 9% of the plan's assets invested in cash, which is a Level 1 asset or alternative investments funds that are primarily Level 2 assets.

Investment Policies and Strategies - The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the trusts to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of the plans' assets classified as Level 2 assets are primarily valued based on inputs other than quoted prices that are directly observable or derived principally from, or corroborated by market data. The fair value of the plans' investments classified as Level 3 assets are primarily based on NAV determined based on information provided by external fund administrators.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes; market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions; including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Defined Contribution Plan - Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans.

Medical Plan - The medical plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after meeting certain age and service requirements. Effective January 1, 2005, post-retirement health care benefits are no longer offered to managing directors and employees hired on or after January 1, 2005 and for managing directors and employees employed before January 1, 2005 who attained the age of 40 after December 31, 2005.

(In Thousands)

The following table summarizes the components of return on plan assets, benefits paid, contributions and other amounts. The Company uses December 31 as the measurement date for its post-retirement plans:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
Actual return on plan assets	$ 8,155		
Employer contribution	$ 1,223	$ 396	$ 275
Benefits paid	$ (5,283)	$ (396)	$ (862)

The amounts in "accumulated other comprehensive income" on the consolidated statement of financial condition that are expected to be recognized as components of net periodic benefit cost (credit) for the year ending December 31, 2013 are as follows:

	Employee Pension Plan	Employee Pension Plan Supplement	Medical Plan	Total
Net acturial loss	$ 486	$ 4	-	$ 490

The following table summarizes the Company's aggregate benefit obligations, the fair value of the assets and the funded status and amount recognized in the consolidated statement of financial condition for the post-retirement plans at December 31, 2012:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
Change in Plan Assets			
Fair value of plan assets at beginning of year	$ 107,615		
Actual return on plan assets	8,155		
Employer contribution	1,223		
Benefits paid	(5,283)		
Foreign currency translation adjustment	3,703		
Fair value of plan assets at end of year	$ 115,413		
Funded surplus (deficit) at end of year	$ (6,207)		
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Prepaid pension asset (included in "other assets")	$ 2,773		
Accrued benefit liability	(8,980)	$ (1,066)	$ (5,667)
Net asset (liability) recognized	$ (6,207)	$ (1,066)	$ (5,667)

(In Thousands)

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost as of and for the year ended December 31, 2012 are set forth below:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Weighted-average assumptions used to determine Benefit Obligations:			
Discount rate	4.66%	4.05%	3.40%
Health care cost trend rates:			
Initial			8.00%
Ultimate			5.00%
Rate of compensation increase			
Year ultimate trend rate achieved			2019

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long term, high quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions as well as historic returns.

The assumed cost of healthcare has an effect on the amounts reported for the Company's post-retirement medical plan. A 1% change in the assumed healthcare cost trend would have the following effects:

	1% Increase	1% Decrease
Cost	$ 44	$ (31)
Obligation	$ 880	$ (610)

Expected Employer Contributions – The following table summarizes the expected employer contributions for the Company's plans for the 2013 fiscal year:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
2013	$ 534	$ 51	$ 383

(In Thousands)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
2013	$ 3,720	$ 51	$ 383
2014	$ 3,926	$ 154	$ 401
2015	$ 4,066	$ 36	$ 392
2016	$ 4,093	$ 72	$ 382
2017	$ 4,322	$ 76	$ 382
2018-2022	$ 26,341	$ 364	$ 1,900

Plans' Assets - The following table presents the categorization of the Company's plans' assets, measured at fair value into a fair value hierarchy in accordance with fair value measurement disclosure requirements as of December, 31, 2012:

	Level 1	Level 2	Level 3	Total
Investments:				
Cash	$ 1,634	$ -	$ -	$ 1,634
Equities	3,341	-	-	3,341
Debt:	2,002	-	-	2,002
Funds:				
Equities	36,164	244	-	36,408
Debt	12,430	52,677	331	65,438
Alternative investments	-	6,525	66	6,591
Totals	$ 55,571	$ 59,446	$ 397	$ 115,414

Included in Level 1 Equity funds are $28,169 that is invested in funds managed by LAM.

15. COST SAVING INITIATIVES AND RESTRUCTURING PLAN

Cost Saving Initiatives – In October 2012, Lazard Group announced a number of cost saving initiatives (the "Initiatives") relating to the Company's operations. These initiatives include streamlining Lazard Group's corporate structure and consolidating support functions; realigning investments into areas with potential for the greatest long-term return; and creating greater flexibility to retain and attract the best people and invest in new growth areas. The Company's associated pre-tax implementation expenses primarily consist of compensation-related expenses, including the acceleration of unrecognized expenses pertaining to previously granted Lazard Ltd Restricted Stock Units, severance and benefit payments and

(In Thousands)

other non-compensation-related costs. Approximately 75% of the implementation expenses are expected to be paid in cash.

Activity related to the obligation pursuant to the Initiatives during 2012 and from our 2009 and 2010 restructuring plans during 2012 was as follows:

	Cost Saving Initiatives	Restructuring Plans	Total
Balance - January 1, 2012		$ 7,625	$ 7,625
New charges	$ 24,670	-	24,670
Less: Non-cash charges	(8,949)	-	(8,949)
Settlements	(9,287)	(7,625)	(16,912)
Balance - December 31, 2012	$ 6,434	$ 0	$ 6,434

16. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to; (i) its asset management subsidiaries that are taxed in the jurisdictions in which they operate as well as their income attributable to their operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT") and (ii) certain subsidiary holding companies that are subject to federal and state income taxes.

Deferred tax assets and liabilities at December 31, 2012 are as follows:

Deferred tax assets:	
Compensation and benefits	$ 10,996
Net operating loss and tax credit carryforwards	5,263
Basis adjustments - 2005 separation and recapitalization	1,846
Depreciation and amortization	556
Other	1,230
Gross deferred tax asset	19,891
Valuation allowance	(8,233)
Total deferred tax assets, net of valuation allowance	11,658
Deferred tax liabilities:	
Compensation and benefits	(1,105)
Depreciation and amortization	(231)
Other	(585)
Total deferred tax liabilities	(1,921)
Total net deferred tax assets	$ 9,737

The valuation allowance for deferred tax assets decreased $3,787 during 2012, which is primarily attributable to a decrease in net operating loss carryforwards. The Company has net operating loss carry

(In Thousands)

forwards in Germany of approximately $14 million and Japan of approximately of $6 million at December 31, 2012, a portion of which begin expiring in 2013.

The Company's liability for unrecognized tax benefits of $10,763 at December 31, 2012, includes $1,987 related to interest and penalties, which, if recognized, $9,083 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination by foreign tax authorities and by U.S. federal, state and local tax authorities for years prior to 2008 and by state and local authorities for years prior to 2006. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated statement of financial condition. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2012 (excluding interest & penalties of $1,788)	$ 12,300
Increases in gross unrecognized tax benefits pertaining to:	
Tax positions taken during current year	2,328
Decreases in gross unrecognized tax benefits pertaining to:	
Tax positions taken in prior years	(2,719)
A lapse of the applicable statue of limitations	(3,133)
Balance, December 31, 2012 (excluding interest & penalties of $1,987)	$ 8,776

The Company anticipates that it is reasonably possible that approximately $2,526 of unrecognized tax benefits recorded at December 31, 2012 may be recognized within 12 months by as a result of the lapse of the statute of limitations in various taxing jurisdictions.

17. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events and no items were noted that require disclosure in or adjustment to the consolidated statement of financial condition.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2013

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of the management committee, the member, management, the SEC, Financial Industry Regulatory Authority. Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP